Oncolytics Biotech® Advances Toward Registration-Enabling Trial for Pelareorep in Breast Cancer with Submission of Type C Meeting Request to FDA

Requested for Q2 2024, the Type C meeting is to focus on planned registration-enabling trial in HR+/HER2- metastatic breast cancer

Overall survival results from the randomized HR+/HER2- metastatic breast cancer BRACELET-1 trial expected in H2 2024

SAN DIEGO, CA and CALGARY, AB, April 11, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapeutics for oncology, is pleased to announce the submission of a Type C meeting request to the FDA. This meeting aims to discuss the Company’s planned registration-enabling trial for pelareorep in HR+/HER2- metastatic breast cancer (mBC).

“A key focus for Oncolytics in 2024 is defining the regulatory path for pelareorep in breast cancer treatment. We are optimistic that pelareorep, in combination with paclitaxel, could significantly enhance clinical outcomes for patients with HR+/HER2- metastatic breast cancer. Our position is strengthened by encouraging data from two randomized studies (BRACELET-1 and IND-213) and the AWARE-1 study, paving the way for the next phase of pelareorep's development and its registration. Ongoing discussions with our clinical collaborators and partners have helped us to prepare a robust, compelling briefing document,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics. “We eagerly anticipate our discussion with the FDA to align on the design and objectives of the registrational trial for pelareorep in metastatic breast cancer, a critical step towards bringing this innovative treatment to patients. Having a well-defined plan for the registrational track study will also help advance our strategic partnering discussions. We hope to meet with the agency in Q2 2024 and look forward to a productive dialogue. With anticipated overall survival data from the BRACELET-1 study and productive discussions with the FDA, 2024 is poised to be a transformative year for Oncolytics and our stakeholders.”

Thomas Heineman, M.D., Ph.D., Chief Medical Officer at Oncolytics, added, “The data from the randomized BRACELET-1 trial showcased compelling results for the pelareorep/paclitaxel combination therapy in HR+/HER2- metastatic breast cancer patients, with a nearly tripled confirmed response rate, a 50% improvement in median progression-free survival, and a hazard ratio of 0.29 compared to the paclitaxel alone control. Importantly, these data support the statistically significant near doubling of median overall survival in another randomized phase 2 study, IND-213, which also evaluated pelareorep and paclitaxel in HR+/HER2- metastatic breast cancer patients.”

Dr. Heineman continued, “Our proposed study plans to evaluate pelareorep in patients with HR+/HER2- mBC who are eligible for chemotherapy after progressing on prior hormonal therapy, including a CDK 4/6 inhibitor. We also intend to evaluate potential biomarkers, including the expansion of tumor-infiltrating lymphocytes, using T cell receptor sequencing. We look forward to the opportunity to discuss our plans with the agency and align on the best approach to advance the development of pelareorep as a potential treatment option to improve outcomes for breast cancer patients.”

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our plans for a meeting with the FDA in relation to the Company’s planned registration-enabling trial for pelareorep in patients with HR+/HER-2 mBC and the anticipated timing thereof; our focus in 2024; our belief that 2024 is poised to be a transformative year for Oncolytics and its stakeholders; the design and areas of evaluation for our proposed study of pelareorep in patients with HR+/HER-2 mBC; our plans to advance towards registrational studies in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to such events outside of our control, including public health crises such as pandemics and epidemics, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com